Exhibit 99.1

NEWS RELEASES
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

Newsletter for November

December 6, 2005

VANCOUVER, BRITISH COLUMBIA  - Kimber Resources Inc. (TSX:KBR)

Carotare Resource Estimate

The most important event of the month was the announcement on November 8 of the first resource estimate on the Carotare target. Because it is the first major exploration target beyond the Carmen to be established as a gold-silver deposit, this resource estimate represents a milestone in the exploration program. Only 28 holes were sufficient to define nearly a quarter of a million resource ounces (1). The deposit is open in all directions. At this stage we believe the Carotare to have similar potential to the Carmen deposit. Much drilling remains to be done.

Carmen Drilling

Along with numerous other intersections in 14 drill holes, the news release on November 28 pointed to 22 metres of over 11 g/t gold-equivalent at a depth of about 150 metres. In addition to adding to the resources which we expect to be mined by open pit, the grade and width of this intercept adds further support to the expectation there will be both underground and open pit mining on the Carmen deposit, where over 100 drill samples have exceeded 10 g/t gold-equivalent.

Exploration drilling

By month-end drilling had begun on the El Orito Norte, the second exploration target to be identified since exploration became a priority. As shown below, this epithermal system and exploration target provides a geographic link between the Carmen and the Carotare. Together these two deposits and one exploration target form a belt of alteration and mineralization over three kilometres long.

THREE EPITHERMAL SYSTEMS

786,000E
788,000E
3,056,000N
3,055,000N
Au eq. Resource Ounces
M & I 101,000
Inferred 139,000
28 holes reported to date
Au eq. Resource Ounces
M & I 968,000
Inferred 348,000
Drilling continues
El Orito Norte
Carotare
Carmen
0 1 2 3 4 5
Kilometres
37 km
0 250 500
metres
KIMBER RESOURCES
LEGEND
Owned or under option to Minera Monterde, S. de R.L. de C.V
(subsidiary of Kimber Resources Inc.)
Alteration & Mineralization
Mineralized structures
Drill Hole

© 2005 Kimber Resources Inc

An east-west section through the belt below, shows the portions tested by drilling and the extensive area yet to be tested. We believe, along with independent geologists who have visited the site, that the three epithermal systems (which may or may not be one large system) have a good chance of developing three million gold-equivalent resource ounces. Having already demonstrated 1.6 million gold equivalent resource ounces (1) & (2), most of them in the Measured & Indicated categories, on the Monterde property, we are well on our way to this objective.

EAST-WEST SECTION THROUGH EPITHERMAL SYSTEM

Elevation, metres a.s.l.
3000
2000
Carotare
Deposit
(28 drill holes)
Discovery Zone
240,000 oz. & open
?
El Orito Norte
(Drilling to commence Nov 05)
Carmen
Deposit
(>300 drill holes)
1.3M oz. & open
?
underground
potential
0
250
500
metres
KIMBER
RESOURCES
LEGEND
Drill Holes
© 2005 Kimber Resources Inc

Drilling Rate

As mentioned in the October newsletter, we began running the single reverse circulation drill with two shifts after the second machine had been sent for repair and upgrade. Although we maintained almost the same rate of drilling, we were not able to drill on more than one target. Accordingly most of the November drilling was on the Carmen deposit. By month-end the first two holes had been drilled on the El Orito Norte. The second rig is expected back on the property in time for the December program. One of the rigs will continue to be run with two shifts.

Success Rate

Kimber’s practice with both development and exploration drilling is to step out limited distances from the previous drill hole, in most cases no more than 25 metres. This approach has allowed us to achieve an enviable success rate. Over 96% of the 315 RC holes drilled on the Monterde property to August, 2005 (the date of the published database) have cut intercepts of potential economic interest.

Share price

Despite gold piercing the $500 level and Kimber chalking up an additional 240,000 gold-equivalent ounces(1) in November, our share price, to the frustration of both shareholders and management, has remained unresponsive. Prior to that announcement we were reporting 1.38 million gold-equivalent resource ounces (2) and the share price was +/- $ 1.55. Simple arithmetic suggests that the additional resource should have added 27 cents to the price. But it didn’t. Looking back to June and July the story has been much the same. Since February 2005, when the share price was over $2.00, we have added over half a million resource ounces (3) (an increase of 45%).

ADDING OUNCES – ADDING VALUE

Gold Equivalent Ounces
2,000,000
1,600,000
1,200,000
800,000
400,000
0
Q2 Q3 Q4
2002
Q1 Q2 Q3 Q4
2003
Q1 Q2 Q3 Q4
2004
Q1 Q2 Q3 Q4
2005
Q1 Q2 Q3 Q4
2006
KIMBER RESOURCES
LEGEND
Inferred
Measured & Indicated

© 2005 Kimber Resources Inc

During this time the share price declined. Although it is the ultimate measure of success, share price is not always a good indicator of corporate health while assets are being built.  We will continue working to increase our mineral resources because the gold and silver we are adding will eventually be reflected in the value of the Company’s shares.

The Market in General

Kimber is not alone in finding the current market less than responsive to new mineral resources. As usual, the San Francisco Gold Conference (November 27 & 28) provided a good opportunity to gauge the mood of our industry. The retail investors were noticeably absent and the professional funds were not well represented. Most of the junior companies had the same refrain “no recognition and low share prices”. Such observations are supported by the “decoupling” between the price of gold and the average market capitalization per ounce documented in Canaccord’s Junior Mining Weekly of Nov 28. We expect these two measures to return to their normal relationship.

Annual General Meeting

Kimber’s AGM, to which all are welcome, will be held on December 7, 2005 at 1:30 pm in the Metropolitan Hotel in Vancouver, B.C. The business meeting will be followed by two presentations. The first will cover the year and review plans for the future. The second by Jim Puplava is titled “The Future of Junior Gold Companies”.

Next Newsletter

There will be no newsletter for the month of December. The next will cover December and January.

All of us at the Kimber office wish our shareholders and those who follow Kimber’s progress a very happy Christmas holiday and a prosperous new year.

Notes

(1)

News release dated November 8, 2005: 101,000 gold-equivalent ounces in Measured & Indicated, (62,600 Measured, 38,400 Indicated ), 139,000 ounces in Inferred.

(2)

News release, September 6, 2005: 1,017,800 gold-equivalent ounces in Measured & Indicated, 362,000 ounces in Inferred.

(3)

The difference (417,100 in Measured & Indicated and 89,900 Inferred) between resources reported in the two recent news releases (September 6, 2005, November 8, 2005) and the previous resource report in news release of November 30, 2004

Explanatory Note on Resources & Reserves

The Mineral Resource categories, Measured, Indicated, and Inferred, represent different levels of confidence which can be placed on resource estimates. Only the most certain categories, Measured and Indicated, can be advanced to Reserves. Not until a pre-feasibility or feasibility study has been completed can Resources be advanced to Reserve status. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. U.S. jurisdictions recognise only Reserves, not Resources.

Robert Longe, P.Eng.

President & CEO

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards feasibility, while drilling neighbouring epithermal systems for additional resources. The Carmen deposit, an underground mine in the 1930’s, is a typical epithermal system: low sulphidation, oxidized, and believed to be suitable for open pit mining. The Company is reporting 1.12 million gold equivalent resource ounces of Measured & Indicated and 499,000 ounces of Inferred. The adjacent epithermal systems now being drilled, appear to be similar. For more information on the company please visit SEDAR or our website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Manager, Corporate Communications

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.